Exhibit 99.1

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Vedanta Limited

1.

We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Vedanta Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures for the quarter ended December 31, 2021 and year to date from April 1, 2021 to December 31, 2021 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities as mentioned in Annexure I

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 7 and 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Emphasis of Matter

6.

We draw attention to note 5 of the accompanying consolidated financial results which describes the uncertainty arising out of the demands that have been raised on the Group, with respect to government’s share of profit oil by the Director General of Hydrocarbons and one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. While the Government has granted permission to the Group to continue operations in the block till January 31, 2022 or signing of the PSC addendum, whichever is earlier, the Company, based on external legal advice, believes it is in compliance with the necessary conditions to secure an extension of this PSC and that the demands are untenable and hence no provision is required in respect of these demands. Our conclusion is not modified in respect of this matter.

Other matters

7.	The accompanying Statement includes the unaudited interim financial results and other financial information, in respect of:

•

7 subsidiaries, whose unaudited interim financial results include total revenues of Rs. 2,672 crores and Rs 7,599 crores, total net profit after tax of Rs. 36 crores and Rs 344 crores and total comprehensive income of Rs. 35 crores and Rs. 342 crores, for the quarter ended December 31, 2021 and for the period from April 01, 2021 to December 31, 2021, respectively as considered in the Statement which have been reviewed by their respective independent auditors.

•

1 associate and 1 joint venture, whose unaudited interim financial results include Group’s share of net profit of Rs. Nil and Group’s share of total comprehensive income of Rs. Nil for both the quarter ended December 31, 2021 and for the period from April 01, 2021 to December 31, 2021 as considered in the Statement whose interim financial results, other financial information have been reviewed by their respective independent auditors.

The independent auditor’s reports on interim financial results of these entities have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures in respect of these subsidiaries and associates is based solely on the report of such auditors and procedures performed by us as stated in paragraph 3 above.

8.

Certain of these subsidiaries and associates are located outside India whose financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial results of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Holding Company’s management. Our conclusion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and reviewed by us.

9.	The accompanying Statement includes unaudited interim financial results and other unaudited financial information in respect of:

•

12 subsidiaries, whose interim financial results and other financial information reflect total revenues of Rs. 357 crores and Rs. 1,126 crores, total net profit after tax of Rs. 23 crores and Rs. 358 crores and total comprehensive income of Rs. 24 crores and Rs 359 crores, for the quarter ended December 31, 2021 and for the period from April 01, 2021 to December 31, 2021, respectively as considered in the consolidated financial results;

•

3 associates and 3 joint ventures, whose interim financial results includes the Group’s share of net profit of Rs. Nil and Group’s share of total comprehensive income of Rs. Nil for both the quarter ended December 31, 2021 and for the period from April 01, 2021 to December 31, 2021.

•	1 unincorporated joint venture not operated by the group; whose financial statements includes the Group’s share of total assets of Rs. 102 crores as at December 31, 2021.

The unaudited interim financial results and other unaudited financial information of the these have been approved and furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the affairs of these subsidiaries, joint ventures and joint operations and associates, is based solely on such unaudited interim financial results and other unaudited financial information. According to the information and explanations given to us by the Management, these interim financial results are not material to the Group.

Our conclusion on the Statement in respect of matters stated in para 7, 8 and 9 above is not modified with respect to our reliance on the work done and the reports of the other auditors and the financial results certified by the Management.

For S.R. BATLIBOI & Co. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Sudhir Soni

Partner

Membership No.: 41870

UDIN: 22041870AAAAAF6284

Place : Mumbai

Date : January 28, 2022

Annexure 1 to our report dated January 28, 2022 on the consolidated financial results of Vedanta Limited for quarter ended December 31, 2021

List of subsidiaries/associates/ joint ventures

Subsidiaries

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines of Tasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	THL Zinc Limited
13	Sterlite (USA) Inc.*
14	Talwandi Sabo Power Limited
15	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
16	Skorpion Zinc (Pty) Limited (SZPL)
17	Namzinc (Pty) Limited (SZ)
18	Skorpion Mining Company (Pty) Limited (NZ)
19	Amica Guesthouse (Pty) Ltd
20	Black Mountain Mining (Pty) Ltd
21	THL Zinc Holding BV
22	Vedanta Lisheen Holdings Limited (VLHL)
23	Vedanta Lisheen Mining Limited (VLML)
24	Killoran Lisheen Mining Limited
25	Lisheen Milling Limited
26	Vizag General Cargo Berth Private Limited
27	Paradip Multi Cargo Berth Private Limited
28	Sterlite Ports Limited (SPL)
29	Maritime Ventures Private Limited
30	Goa Sea Port Private Limited
31	Bloom Fountain Limited (BFM)
32	Western Cluster Limited
33	Cairn India Holdings Limited
34	Cairn Energy Hydrocarbons Ltd
35	Cairn Energy Gujarat Block 1 Limited
36	CIG Mauritius Holdings Private Limited
37	CIG Mauritius Private Limited
38	Cairn Lanka Private Limited
39	Cairn South Africa Pty Limited**
40	Vedanta ESOS Trust
41	Avanstrate (Japan) Inc. (ASI)
42	Avanstrate (Korea) Inc
43	Avanstrate (Taiwan) Inc
44	Electrosteel Steels Limited
45	Lisheen Mine Partnership
46	Ferro Alloy Corporation Limited (FACOR)
47	Facor Power Limited (FPL)
48	Facor Realty and Infrastructure Limited
49	Hindustan Zinc Alloy Private Limited
50	Desai Cement Company Private Limited (DCCPL)

*	Sterlite (USA) Inc. has been dissolved w.e.f. 20th December 2021
**	Cairn South Africa (Pty) Ltd has been deregistered effective from 06th April 2021

Associates

S. No.	Name
1	RoshSkor Township (Proprietary) Limited
2	Gaurav Overseas Private Limited
3	Raykal Aluminium Company Private Limited
4	Rampia Coal Mines and Energy Private limited (Struck off by the MCA on April 19, 2021)

Joint Ventures

S. No.	Name
1	Goa Maritime Private Limited
2	Madanpur South Coal Company Limited
3	Rosh Pinah Healthcare (Pty) Ltd
4	Gergarub Exploration and Mining (Pty) Limited

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Vedanta Limited

1.

We have reviewed the accompanying statement of unaudited standalone financial results of Vedanta Limited (the “Company”) for the quarter ended December 31, 2021 and year to date from April 1, 2021 to December 31, 2021 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Emphasis of Matter

5.

We draw attention to note 6 of the accompanying standalone financial results which describes the uncertainty arising out of the demands that have been raised on the Company, with respect to government’s share of profit oil by the Director General of Hydrocarbons and one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. While the Government has granted permission to the Company to continue operations in the block till January 31, 2022 or signing of the PSC addendum, whichever is earlier, the Company, based on external legal advice, believes it is in compliance with the necessary conditions to secure an extension of this PSC and that the demands are untenable and hence no provision is required in respect of these demands. Our conclusion is not modified in respect of this matter.

Other Matter

6.

We did not audit the financial results and other financial information in respect of an unincorporated joint venture not operated by the Company, whose Ind AS financial results include total assets of Rs 102 Crore as at December 31, 2021. The Ind AS financial results and other financial information of the said unincorporated joint venture not operated by the Company have not been audited and such unaudited financial results and other unaudited financial information have been furnished to us by the management and our report on the Ind AS financial statements of the Company, in so far as it relates to the amounts and disclosures included in respect of the said unincorporated joint venture, is based solely on such unaudited information furnished to us by the management. In our opinion and according to the information and explanations given to us by the Management, these financial results and other financial information of joint venture, is not material to the Company. Our conclusion on the Statement is not modified in respect of this matter.

For S.R. BATLIBOI & Co. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Sudhir Soni

Partner

Membership No.: 41870

UDIN: 22041870AAAAAE7801

Place: Mumbai

Date: January 28, 2022